SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 1)*

Prudential Bancorp, Inc. of Pennsylvania
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

744319 10 4
(CUSIP Number)

Thomas A. Vento President and Chief Executive Officer Prudential Mutual Holding Company 1834 Oregon Avenue Philadelphia, Pennsylvania 19145 (215) 755-1500	Copies to: Philip R. Bevan, Esq. Eric M. Marion, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W., 11th Floor Washington, D.C. 20005 (202) 347-0300
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2008
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

Page 1 of 6 Pages

____________________

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744319 10 4	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prudential Mutual Holding Company (EIN No. 81-0666787)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,119,662
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,119,662
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,119,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 744319 10 4	13D/A	Page 3 of 6 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

    This Amendment No. 1 to Schedule 13D is filed by Prudential Mutual Holding Company, a Pennsylvania-chartered mutual holding company (the "Reporting Person" or the "MHC"), as an amendment to the Statement on Schedule 13D relating to the shares of common stock, par value $.01 per share ("Common Stock") of Prudential Bancorp, Inc. of Pennsylvania (the "Company" or the "Issuer") filed with the Securities and Exchange Commission.  The Statement is hereby amended as follows:

Item 2.	Identity and Background

    (a)-(c) This Schedule 13D is filed on behalf of the MHC.  The MHC's principal business is to hold the majority of the issued and outstanding shares of the Company's Common Stock.  The business address of the MHC and each executive officer and director of the MHC is 1834 Oregon Avenue, Philadelphia, Pennsylvania 19145.

    Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC (collectively, "Insiders"):

Name	Occupation
Jerome R. Balka, Esq.	Director and Solicitor of Prudential Savings Bank. Partner, Balka & Balka, a law firm, Philadelphia, Pennsylvania.
A. J. Fanelli	Director. Self-employed owner of a public accounting practice, Philadelphia, Pennsylvania.
Francis V. Mulcahy	Director. Residential real estate appraiser and broker, Media, Pennsylvania.
Joseph W. Packer, Jr.	Chairman of the Board since October 1992. Presently retired. Former President and Chief Executive Officer of Prudential Savings Bank.
Thomas A. Vento	Director and President of Prudential Bancorp since 2005 and Prudential Savings Bank since 1992 and President and Chief Executive Officer since 1993.
Joseph R. Corrato
Executive Vice President and Chief Financial Officer of Prudential Bancorp since 2005 and Prudential Savings Bank since 1997.  Mr. Corrato joined Prudential Savings Bank in 1978 and served in a variety of positions including Treasurer and Controller prior to becoming Executive Vice President in 1997.

    (d)        During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        During the last five years, neither the MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)        All of the Insiders are U.S. citizens.

CUSIP No. 744319 10 4	13D/A	Page 4 of 6 Pages

Item 3.   Source and Amount of Funds or Other Consideration

    Pursuant to the Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and a related Plan of Stock Issuance, effective March 29, 2005, Prudential Savings Bank, a Pennsylvania-chartered stock savings bank, Philadelphia, Pennsylvania (the "Bank") became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of the MHC.  On March 29, 2005, 6,910,062 shares of Common Stock were issued to the MHC at no cost to the MHC.  In January 2008, the MHC approved a stock purchase program for 220,000 shares of Common Stock announced by press release on January 22, 2008.  Purchases were made from time to time in open-market transactions with funds received as dividend payments from the Company on the Company's Common Stock held by the MHC.

Item 4.   Purpose of Transaction

    While the MHC and Insiders intend to exercise their rights as stockholders, except as set forth below, neither the MHC nor the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's articles of incorporation or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

On November 7, 2008, the MHC, the Company as well as Prudential Savings Bank (the “Bank”) (collectively, “Prudential”) entered into a Settlement Agreement (the “Agreement”) with Stilwell Value Partners I, L.P. (“Stilwell”), Stilwell Partners, L.P., Stilwell Value LLC, Joseph Stilwell and John Stilwell (collectively, the “Stilwell Group”) terminating a lawsuit brought by Stilwell against Prudential and providing mutual releases by the parties with respect to all claims.

The Prudential boards of directors have determined that Prudential will, subject to the exercise of fiduciary duties and its evaluation of market conditions (which currently are not favorable but which are expected to improve over the next several years), undertake a reorganization from the current mutual holding company form to the stock holding company form of organization (a “Second-Step Conversion”) no later than the Company’s Annual Meeting of Shareholders for 2013.

Prudential also has agreed to repurchase – subject to market conditions, Prudential’s capital needs and the fiduciary duties of Prudential’s boards of directors – at least 1,357,116 additional shares of the Company’s common stock by September 30, 2011 (the “Repurchase Program”).  In the event Prudential does not complete the Repurchase Program by September 30, 2011, it will either adopt a plan of conversion to effect a Second-Step Conversion or appoint a representative to Prudential’s boards of directors who is nominated by Stilwell.  Such nominee must be reasonably acceptable to Prudential as well as be a resident of Bucks, Chester, Delaware, Montgomery, or Philadelphia Counties, Pennsylvania or Camden County, New Jersey and have significant financial expertise and/or banking experience.

CUSIP No. 744319 10 4	13D/A	Page 5 of 6 Pages

Item 5.    Interest in Securities of the Issuer

    (a)       As of February 12, 2009, the MHC directly and beneficially owned 7,119,662 shares of the Company's Common Stock, which represented 64.3% of the issued and outstanding shares of Common Stock on such date.  The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of February 12, 2009.

	No. of Shares		Percentage of Outstanding
Name	Beneficially Owned		Common Stock
Jerome R. Balka, Esq.	15,970	(1)	*
A. J. Fanelli	2,100	(2)	*
Francis V. Mulcahy	2,000		*
Joseph W. Packer, Jr.	20,000	(3)	*
Thomas A. Vento	31,936	(4)	*
Joseph R. Corrato	7,418	(5)	*
___________________
*           Represents less than one percent of the Issuer's outstanding common stock.

(1)
Includes 5,000 shares held in Mr. Balka's individual retirement account and 70 shares held by the estate of Helen Klara for whom Mr. Balka is guardian. Also includes 1,500 shares held by the Marie Montone Drazen Trust, 400 shares held by the Lillian Montone Allen Trust, 5,000 shares held by the Balka Grandchildren Trust and 1,000 shares held by the Danielle Thomas Revocable Trust, over which Mr. Balka disclaims beneficial ownership.

(2)	Includes 2,000 shares held jointly with Mr. Fanelli's spouse.

(3)	Includes 10,000 shares held by Mr. Packer's spouse.

(4)
Includes 27,435 shares held in Mr. Vento's account in Prudential Savings Bank's 401(k) Plan; however, for purposes of voting authority as of December 24, 2008, Mr. Vento had voting power over 27,125 shares in the 401(k) Plan, and 4,814 shares allocated to Mr. Vento's account in the Prudential Savings Bank Employee Stock Ownership Plan.

(5)
Includes 79 shares held by Mr. Corrato as custodian for his son and 3,364 shares held in Mr. Corrato's account in Prudential Savings Bank's 401(k) Plan; however, for purposes of voting authority, Mr. Corrato had voting power over 3,326 shares in the 401(k) Plan, and 3,861 shares allocated to Mr. Corrato's account in the Prudential Savings Bank Employee Stock Ownership Plan.

    (b)      The MHC has sole voting power over 7,119,662 shares and sole dispositive power over 7,119,662 shares.  The Insiders have voting and dispositive power over the shares listed in Item 5(a) above as discussed in the footnotes to Item 5(a).

    (c)      Neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days other than as set forth below:

Name	Date of Transaction	Date of Transaction	Price
MHC	December 19, 2008	13,100	$10.00
MHC	December 26, 2008	17,500	$10.25
MHC	January 14, 2009	20,000	$10.05
MHC	January 30, 2009	10,000	$10.20

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 744319 10 4	13D/A	Page 6 of 6 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned  certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL MUTUAL HOLDING COMPANY

Date: February 12, 2009	By:	/s/Thomas A. Vento __
Thomas A. Vento
President and Chief Executive Officer